Exhibit 12

GATX CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(In millions, except ratios)

	Year Ended December 31
	2013	2012	2011	2010	2009
Earnings available for fixed charges:
Income before income taxes	$159.0	$143.8	$107.6	$59.3	$78.9
Add:
Dividends from affiliated companies	34.4	35.1	29.2	36.6	36.0
Total fixed charges	224.1	227.0	232.6	234.5	236.9
Total earnings available for fixed charges	417.5	$405.9	$369.4	$330.4	$351.8

Fixed charges:
Interest expense	167.8	$168.5	$169.6	$167.3	$168.0
Interest portion of operating lease expense	56.0	58.5	62.9	67.1	68.8
Preferred dividends on pretax basis	0.3	—	0.1	0.1	0.1
Total fixed charges	224.1	$227.0	$232.6	$234.5	$236.9

Ratio of earnings to fixed charges	1.86	1.79	1.59	1.41	1.49